

Mail Stop 4720

September 10, 2015

John H. Holcomb III
Chairman and Chief Executive Officer
National Commerce Corporation
813 Shades Creek Parkway, Suite 100
Birmingham, AL 35209

> **Re:** **National Commerce Corporation**
> **Registration Statement on Form S-4**
> **Filed August 28, 2015**
> **File No. 333-206643**

Dear Mr. Holcomb:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Representations and Warranties in the Merger Agreement, page 72

1.   Please delete the last sentence of the first paragraph since the language appears to represent an inappropriate limitation on reliance on the representations and warranties in the merger agreement, which constitute disclosure for purposes of the registration statement.

Exhibit 8.1 Opinion of Maynard, Cooper & Gale, P.C.

2.   We note that the opinion states that it is based in part on the assumption that "the Merger will qualify as a statutory merger under the applicable corporate and state and federal banking laws" (see clause (vi) in the first paragraph on page 2). Consistent with Section III.C.3 of Staff Legal Bulletin No. 19, please delete this assumption from the opinion as inappropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Andrew S. Nix, Esq., Maynard, Cooper & Gale, P.C.